UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar and its Joint Provisional Liquidators Provide Update

We, LDK Solar Co., Ltd., in provisional liquidation, and our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited (“the JPLs”) in response to the announcement by the NYSE of its decision to suspend trading in our American Depositary Shares and to commence delisting proceedings, wish to reiterate our commitment to continuing to work with our offshore creditors to achieve the restructuring of our offshore liabilities.

The JPLs are evaluating all of their options with respect to the NYSE’s announcement, and are greatly encouraged by the significant progress made since their appointment on February 27, 2014 toward achieving an offshore restructuring. As announced by us on March 28, 2014, restructuring support agreements have been signed by holders of approximately 60% in aggregate principal amount of the our 10% Senior Notes due 2014 (the “Senior Notes RSA”) and by holders of approximately 79% of the convertible preferred shares issued by one of our affiliate and involving claims against us (the “Preferred Obligations RSA”). As also announced by us on March 28, 2014, we have obtained a signed commitment letter from Heng Rui Xin Energy (HK) Co., Limited, an existing shareholder of us, to provide interim financing (the “Interim Financing”) up to an aggregate principal amount of US$14 million.

The execution of both the Senior Notes RSA and the Preferred Obligations RSA together with the commitment to the Interim Financing represent a significant and positive step for us in the efforts to restructure our offshore obligations, and the JPLs intend to seek the sanction of the Cayman court for us to enter into the Senior Notes RSA, the Preferred Obligations RSA and the Interim Financing at a hearing scheduled for April 2, 2014.

Our press release issued on April 1, 2014 is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: April 2, 2014

Exhibit 99.1

LDK Solar and its Joint Provisional Liquidators Provide Update

XINYU CITY, China and SUNNYVALE, Calif., April 1, 2014 - LDK Solar Co., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited (“the JPLs”) in response to today’s announcement by the NYSE of its decision to suspend trading in LDK’s American Depositary Shares and to commence delisting proceedings, wish to reiterate their commitment to continuing to work with LDK Solar’s offshore creditors to achieve the restructuring of LDK Solar’s offshore liabilities.

The JPLs are evaluating all of their options with respect to the NYSE’s announcement, and are greatly encouraged by the significant progress made since their appointment on February 27, 2014 towards achieving an offshore restructuring. As announced by the Company on March 28, 2014, restructuring support agreements have been signed by holders of approximately 60% in aggregate principal amount of the Company’s 10% Senior Notes due 2014 (the “Senior Notes RSA”) and by holders of approximately 79% of the convertible preferred shares issued by an affiliate of the Company and involving claims against the Company (the “Preferred Obligations RSA”). As also announced by LDK Solar on March 28, 2014, the Company has obtained a signed commitment letter from Heng Rui Xin Energy (HK) Co., Limited, an existing shareholder of the Company, to provide interim financing (the “Interim Financing”) up to an aggregate principal amount of US$14 million.

The execution of both the Senior Notes RSA and the Preferred Obligations RSA together with the commitment to the Interim Financing represent a significant and positive step for the Company in its efforts to restructure its offshore obligations, and the JPLs intend to seek the sanction of the Cayman court for LDK Solar to enter into the Senior Notes RSA, the Preferred Obligations RSA and the Interim Financing at a hearing scheduled for April 2, 2014.

A further announcement will be made by the Company following the hearing on April 2 2014.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the projected financial information provided herein, LDK Solar’s ability to raise additional capital to finance its operating activities, its ability to achieve a consensual solution to its onshore and offshore liabilities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections about LDK Solar and the PV industry as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-0081

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Steven Strom Jefferies LLC sstrom@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

Financial Advisor to Senior Notes Holders	Legal Advisor to Senior Notes Holders

Brandon Gale Houlihan Lokey bgale@hl.com	Daniel Anderson Ropes & Gray daniel.anderson@ropesgray.com

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